UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

T-Mobile US, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	20-0836269
(State of incorporation or organization)	(I.R.S. Employer Identification Number)

12920 SE 38th Street Bellevue, Washington	98006
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.00001 per share	New York Stock Exchange LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates: 333-139793

Securities to be registered pursuant to Section 12(g) of the Act: None.

EXPLANATORY NOTE

This Form 8-A/A is filed by T-Mobile US, Inc., a Delaware corporation formerly known as MetroPCS Communications, Inc. (the “Company”), to amend and restate Item 1 and Item 2 of the Form 8-A filed by the Company with the Securities and Exchange Commission (the “SEC”) on April 16, 2007, s subsequently amended by any amendments to such registration statement and by any form of prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”).

Item 1. Description of Registrant’s Securities to be Registered.

The following describes our common stock, preferred stock, certificate of incorporation and bylaws that are presently in effect, the Stockholder’s Agreement, dated as of April 30, 2013, that we have entered into with Deutsche Telekom AG (“Deutsche Telekom”), and the Rights Agreement, dated as of March 29, 2007, as amended, that we have entered into with American Stock Transfer & Trust Company, as rights agent. This description is a summary only. We encourage you to read the complete text of such documents, which are incorporated by reference hereto. The Stockholder’s Agreement with Deutsche Telekom was entered into in connection with the Business Combination Agreement entered into on October 3, 2012, as amended (the “Business Combination Agreement”), by the Company, Deutsche Telekom, T-Mobile Global Zwischenholding GmbH, a direct wholly-owned subsidiary of Deutsche Telekom, T-Mobile Global Holding GmbH, a direct wholly-owned subsidiary of T-Mobile Global Zwischenholding GmbH, and T-Mobile USA, Inc.

The authorized capital stock of the Company consists of 1,000,000,000 shares of common stock, par value $0.00001 per share, and 100,000,000 shares of preferred stock, par value $0.00001 per share. Our common stock is listed on the New York Stock Exchange under the symbol “TMUS.”

Common Stock

Holders of our common stock have the right to vote on every matter submitted to a vote of our stockholders other than any matter on which only the holders of preferred stock are entitled to vote separately as a class. There are no cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors are able to elect all of the directors standing for election.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock will share equally on a per share basis any dividends when, as and if declared by our board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our common stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of preferred stock. Our common stock carries no preemptive or other subscription rights to purchase shares of our common stock and is not convertible, assessable or entitled to the benefits of any sinking fund.

Redemption

Pursuant to our certificate of incorporation, if a holder of our common stock acquires additional shares of our common stock or otherwise is attributed with ownership of such shares that would cause us to violate rules of the United States Federal Communications Commission (the “FCC”), we may, at the option of the board of directors, redeem from the holder or holders causing the violation of the FCC’s rules shares of our common stock sufficient to eliminate the violation.

The redemption price will be a price mutually determined by us and our stockholders, but if no agreement can be reached, the redemption price will be either:

•	75% of the fair market value of our common stock being redeemed, if the holder caused the FCC violation; or

•	100% of the fair market value of our common stock being redeemed, if the FCC violation was not caused by the holder.

The foregoing redemption rights do not apply to any shares of our common stock or preferred stock beneficially owned by Deutsche Telekom or any of its subsidiaries. If any waivers or approvals are required from the FCC for Deutsche Telekom or any of its subsidiaries to acquire or hold any shares of our common stock or preferred stock, Deutsche Telekom and its subsidiaries shall cooperate to secure such waivers or approvals and abide by any conditions related to such waivers or approvals.

Preferred Stock

Subject to the provisions of our certificate of incorporation and the limitations prescribed by law, our certificate of incorporation authorizes the board of directors to issue up to 100,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series, which may be superior to those of our common stock, without further vote or action by the stockholders. We currently have no shares of preferred stock outstanding.

One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and as a result, protect the continuity of our management. The issuance of shares of preferred stock under the board of directors’ authority described above may adversely affect the rights of the holders of our common stock. For example, preferred stock issued by us may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of our common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock.

For purposes of the Rights Plan described below, the board of directors has designated 1,000,000 shares of preferred stock to constitute the series A junior participating preferred stock, par value $0.00001 per share, or Series A Preferred Stock. For a summary description of the Rights Plan, please read “—Rights Plan” below.

Rights Plan

We adopted a Rights Plan in March 2007, which we amended in October 2012. Under the Rights Plan, each share of our common stock includes one right to purchase one one-thousandth of a share of Series A Preferred Stock. The rights will separate from our common stock and become exercisable (1) ten calendar days after public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% of our outstanding common stock or (2) ten business days following the start of a tender offer or exchange offer that would result in a person’s acquiring beneficial ownership of 15% of our outstanding common stock. A 15% beneficial owner is referred to as an “acquiring person” under the Rights Plan.

The board of directors can elect to delay the separation of the rights from our common stock beyond the ten-day periods referred to above. The Rights Plan also confers on the board of directors the discretion to increase or decrease the level of ownership that causes a person to become an acquiring person. Until the rights are separately distributed, the rights will not be evidenced by separate certificates and will be transferred with and only with our common stock certificates.

After the rights are separately distributed, each right will entitle the holder to purchase from us one one-thousandth of a share of Series A Preferred Stock for a purchase price of $66.67. The rights will expire at the close of business on the tenth anniversary of the effective date of the agreement, unless we redeem or exchange them earlier as described below.

If a person becomes an acquiring person, the rights will become rights to purchase shares of our common stock for one-half the current market price, as defined in the rights agreement, of our common stock. This occurrence is referred to as a “flip-in event” under the plan. After any flip-in event, all rights that are beneficially owned by an acquiring person, or by certain related parties, will be null and void. The board of directors will have the power to decide that a particular tender or exchange offer for all outstanding shares of our common stock is fair to and otherwise in the best interests of our stockholders. If the board of directors makes this determination, the purchase of shares under the offer will not be a flip-in event.

If, after there is an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of its assets, earning power or cash flow are sold or transferred, each holder of a right will have the right to purchase shares of the common stock of the acquiring company at a price of one-half the current market price of that stock. This occurrence is referred to as a “flip-over event” under the plan. An acquiring person will not be entitled to exercise its rights which will have become void.

Until ten days after the announcement that a person has become an acquiring person, the board of directors may decide to redeem the rights at a price of $0.001 per right, payable in cash, shares of our common stock or other consideration. The rights will not be exercisable after a flip-in event until the rights are no longer redeemable.

At any time after a flip-in event and prior to either a person’s becoming the beneficial owner of 50% or more of the shares of our common stock or a flip-over event, the board of directors may decide to exchange the rights for shares of our common stock on a one-for-one basis. Rights owned by an acquiring person that will have become void, will not be exchanged.

Other than provisions relating to the redemption price of the rights, the rights agreement may be amended by the board of directors at any time that the rights are redeemable. Thereafter, the provisions of the rights agreement other than the redemption price may be amended by the board of directors to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the rights agreement. No amendment to lengthen the time period for redemption may be made if the rights are not redeemable at that time.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of the board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if the acquisition may be favorable to the interests of our stockholders. Because the board of directors can redeem the rights or approve a tender or exchange offer, the rights should not interfere with a merger or other business combination approved by the board of directors.

Anti-takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware law

We are a Delaware corporation and are subject to Delaware law, which generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time that the person became an interested stockholder, unless:

•	before such time the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested person owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers of the corporation and by certain employee stock plans; or

•

at or after such time the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder.

A “business combination” generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person:

•	who, together with affiliates and associates, owns 15% or more of the corporation’s outstanding voting stock; or

•	who is an affiliate or associate of the corporation and, together with his or her affiliates and associates, has owned 15% or more of the corporation’s outstanding voting stock within three years.

The provisions of Delaware law described above along with our certificate of incorporation would make more difficult or discourage a proxy contest or acquisition of control by a holder of a substantial block of our common stock or the removal of the incumbent board of directors. Such provisions could also have the effect of discouraging an outsider from making a tender offer or otherwise attempting to obtain control of our company, even though such an attempt might be beneficial to us and our stockholders.

Our Certificate of Incorporation and Bylaws

The following provisions of our certificate of incorporation and bylaws could be deemed to have an anti-takeover effect and could delay, defer or prevent a takeover attempt that a stockholder might consider to be in the stockholders’ best interests.

•

Advance notice of director nominations and matters to be acted upon at meetings. Our bylaws contain advance notice requirements for nominations for directors to our board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

•

Amendment to bylaws. Our certificate of incorporation provides that our bylaws may be amended upon the affirmative vote of the holders of shares having a majority of our voting power. Our certificate of incorporation also provides that our board of directors is authorized to make, alter or repeal our bylaws without further stockholder approval.

•

Special meeting of stockholders. Our certificate of incorporation provides that a special meeting of our stockholders (a) may be called by the chairman of the board or our chief executive officer and (b) must be called by our secretary at the request of (i) a majority of our board of directors or (ii) as long as Deutsche Telekom beneficially owns 25% or more of the outstanding shares of our common stock, the holders of not less than 33-1/3% of the voting power of all of the outstanding voting stock of our company entitled to vote generally for the election of directors.

•

Board representation. Our certificate of incorporation (as well as the Stockholder’s Agreement described below) provides that Deutsche Telekom generally has the right to designate a number of Deutsche Telekom designees to our board of directors and any committees thereof equal to the percentage of our common stock beneficially owned by Deutsche Telekom multiplied by the number of directors on our board of directors (or the number of members of any committee thereof), in each case, rounded to the nearest whole number. These rights will remain in effect as long as Deutsche Telekom beneficially owns 10% or more of the outstanding shares of our common stock. Our certificate of incorporation provides that all of the directors of our board of directors are of one class and are elected annually.

•

Special approval rights. Our certificate of incorporation provides Deutsche Telekom with the same approval rights as are set forth in the Stockholder’s Agreement with respect to our ability to take certain actions (including without limitation changing the size of our board of directors, acquisitions or dispositions in excess of $1,000,000,000, or hiring or terminating without cause our Chief Executive Officer) without Deutsche Telekom’s prior written consent as long as Deutsche Telekom beneficially owns 30% or more of the outstanding shares of our common stock.

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Authorized but unissued shares. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, such as for additional public offerings, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

•

Cumulative voting. Our certificate of incorporation does not permit cumulative voting in the election of directors. Instead, any election of directors will be decided by a plurality of the votes cast (in person or by proxy) by holders of our common stock.

Stockholder’s Agreement

Pursuant to the Stockholder’s Agreement, Deutsche Telekom has the right to designate a number of individuals to be nominees for election to our board of directors equal to the percentage of our common stock beneficially owned by Deutsche Telekom multiplied by the number of directors on our board rounded to the nearest whole number. In addition, we have agreed to include as members of each committee of our board of directors the number of Deutsche Telekom director designees equal to the percentage of common stock beneficially owned by Deutsche Telekom multiplied by the number of members of such committee, except to the extent that such membership would violate applicable law or stock exchange rules; provided that no committee may consist solely of directors designated by Deutsche Telekom. These rights will remain in effect as long as Deutsche Telekom beneficially owns 10% or more of the outstanding shares of our common stock. We and Deutsche Telekom have also each agreed to use our reasonable best efforts to cause at least three members of the board of directors to be considered “independent” under the rules of the SEC and under applicable listing standards.

In addition, pursuant to the Stockholder’s Agreement, as long as Deutsche Telekom beneficially owns 30% or more of the outstanding shares of our common stock, we will not take certain actions without Deutsche Telekom’s prior written consent, including (a) incurring indebtedness above certain levels based on a specified debt to cash flow ratio, (b) taking any action that would cause a default under any instrument evidencing indebtedness of Deutsche Telekom or its affiliates, (c) acquiring or disposing of assets or entering into mergers or similar acquisitions in excess of $1,000,000,000, (d) changing the size of our board of directors, (e) issuing equity of 10% or more of the then outstanding number of shares of our common stock or to redeem debt held by Deutsche Telekom, (f) except as required by our organizational documents, repurchasing or redeeming equity securities or making any extraordinary or in-kind dividend other than on a pro rata basis, or (g) making certain changes involving our chief executive officer. In addition, we have agreed not to amend our certificate of incorporation and bylaws in any manner that could adversely affect Deutsche Telekom’s rights under the Stockholder’s Agreement as long Deutsche Telekom beneficially owns 5% or more of the outstanding shares of our common stock.

During the term of the Stockholder’s Agreement, Deutsche Telekom will not be permitted to, and will be required to cause the Deutsche Telekom designees then serving as directors on the combined company’s board not to, support, enter into or vote in favor of any transaction between, or involving both (A) the Company and (B) Deutsche Telekom or an affiliate of Deutsche Telekom, unless such transaction is approved by a majority of the directors on the combined company’s board, which majority includes a majority of the disinterested directors.

Pursuant to the Stockholder’s Agreement, Deutsche Telekom and its affiliates are prohibited from acquiring more than 80.1% of the outstanding shares of our common stock unless it makes an offer to acquire all of the then remaining outstanding shares of common stock at the same price and on the same terms and conditions as the proposed acquisition from all other stockholders of the Company, which is approved or accepted by disinterested directors or stockholders. Deutsche Telekom is also prohibited from publicly transferring any shares of our common stock during the 18-month period after the closing of the transactions contemplated by the Business Combination Agreement, subject to certain exceptions. Deutsche Telekom is also prohibited from transferring any shares of common stock in any other transaction that would result in the transferee owning more than 30% of the outstanding shares of common stock unless such transferee offers to acquire all of the then outstanding shares of common stock at the same price and on the same terms and conditions as the proposed transfer. The Stockholder’s Agreement also restricts Deutsche Telekom’s ability to compete with us in the United States, Puerto Rico and the territories and protectorates of the United States during the period beginning on the date of the closing of the Business Combination Transaction and ending on the date that is two years after the date on which Deutsche Telekom beneficially owns less than 10% of the outstanding shares of our common stock.

The Stockholder’s Agreement requires that we file a shelf registration statement following the closing of the transactions contemplated by the Business Combination permitting the resale of shares of our common stock and debt securities beneficially owned by Deutsche Telekom and acquired in connection with the Business Combination Transaction or in the future. Subject to specified limitations, Deutsche Telekom has the right to request that that we file, from time to time, a registration statement or prospectus supplement to a registration statement for the resale of such securities after the expiration of the lock-up described above if the shelf registration statement is not available for the resale of such securities. In addition, Deutsche Telekom has piggyback registration rights with respect to any offering initiated by the Company. Any transferee of Deutsche Telekom who acquires at least 5% of either the registrable equity securities or the registrable debt securities pursuant to a transaction that is not registered under the Securities Act will be entitled to enjoy the same registration rights as Deutsche Telekom as long as the registrable securities held by such transferee may not be sold or disposed of pursuant to Rule 144 without volume limitations.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation and bylaws:

•

eliminate the personal liability of directors for monetary damages resulting from breaches of fiduciary duty to the extent permitted by Delaware law, except (i) for any breach of a director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the director derived an improper personal benefit; and

•	indemnify directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary.

We believe that these provisions are necessary to attract and retain qualified directors and officers. We have also entered into separate indemnification agreements with each of our directors and officers under which we have agreed to indemnify, and to advance expenses to, each director and officer to the fullest extent permitted by applicable law with respect to liabilities they may incur in their capacities as directors and officers.

Director Removal

Our certificate of incorporation provides that, subject to certain rights of the holders of preferred stock, any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of all of the outstanding shares of our capital stock entitled to elect such director, voting separately as a class, at a duly organized meeting of stockholders or by written consent. However, no director designated by Deutsche Telekom may be removed without the prior written consent of Deutsche Telekom.

Stockholder Action by Written Consent

Our certificate of incorporation provides that, as long as Deutsche Telekom beneficially owns 25% or more of the outstanding shares of our common stock, any action required or permitted to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action so taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Governing Law; Forum for Adjudication of Disputes

Our certificate of incorporation provides that our certificate of incorporation and the internal affairs of our company shall be governed by and interpreted under the laws of the State of Delaware. In addition, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action brought on behalf of our company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or bylaws, or (iv) any other action asserting a claim arising under, in connection with, and governed by the internal affairs doctrine.

Corporate Opportunities

Our certificate of incorporation provides, as permitted by the Delaware General Corporation Act, that our non-employee directors have no obligation to offer us a corporate opportunity to participate in business opportunities presented to them or their respective affiliates even if the opportunity is one that we might reasonably have pursued, unless such corporate opportunity is offered to such director in his or her capacity as a director of our company. Stockholders will be deemed to have notice of and consented to this provision of our certificate of incorporation.

Transfer Agent and Registrar

Our transfer agent and registrar is American Stock Transfer & Trust Company.

Item 2. Exhibits.

1. Fourth Amended and Restated Certificate of Incorporation of T-Mobile US, Inc. (Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K, filed on May 1, 2013).

2. Fifth Amended and Restated Bylaws of T-Mobile US, Inc. (Incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K, filed on May 1, 2013).

3. Specimen Common Stock Certificate.

4. Stockholder’s Agreement, dated April 30, 2013, between Deutsche Telekom AG and MetroPCS Communications, Inc. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on May 1, 2013).

5. Rights Agreement, dated as of March 29, 2007, between MetroPCS Communications, Inc. and American Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on March 30, 2007).

6. Amendment No. 1 to the Rights Agreement, dated October 3, 2012, between MetroPCS Communications, Inc. and American Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on October 3, 2012).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 2, 2013

T-Mobile US, Inc.

By:	/s/ David A. Miller
Name:	David A. Miller
Title:	Executive Vice President, General Counsel and Secretary